Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

September 23, 2020

Issuer:	American Tower Corporation (“AMT”)

Coupon:	1.875% Senior Notes due 2030 (the “2030 Notes”) 3.100% Senior Notes due 2050 (the “2050 Notes”)

Principal Amount:

2030 Notes: $800,000,000

2050 Notes: $300,000,000 (which will be consolidated, form a single series and be fully fungible, with our outstanding $750,000,000 3.100% Senior Notes due 2050 issued on June 3, 2020)

Maturity Date:	2030 Notes: October 15, 2030 2050 Notes: June 15, 2050

Benchmark Treasury:	2030 Notes: 0.625% UST due August 15, 2030 2050 Notes: 1.250% UST due May 15, 2050

Benchmark Treasury Price and Yield:	2030 Notes: 99-17; 0.674% 2050 Notes: 95-22+; 1.428%

Spread to Benchmark Treasury:	2030 Notes: T + 125 basis points 2050 Notes: T + 157 basis points

Yield to Maturity:	2030 Notes: 1.924% 2050 Notes: 2.998%

Price to Public:	2030 Notes: 99.554% 2050 Notes: 101.972% (plus $2,970,833.33 of accrued interest from June 3, 2020)

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2030 Notes: Semi-annually on April 15 and October 15 of each year, commencing on April 15, 2021 2050 Notes: Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2020

Make-whole Call:

2030 Notes: Prior to July 15, 2030 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2050 Notes: Prior to December 15, 2049 (six months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:	2030 Notes: At any time on or after July 15, 2030 (three months prior to their maturity date) 2050 Notes: At any time on or after December 15, 2049 (six months prior to their maturity date)

Trade Date:	September 23, 2020

Settlement Date(2):	September 28, 2020 (T+3)

CUSIP/ISIN:	2030 Notes: 03027XBG4 / US03027XBG43 2050 Notes: 03027XBD1 / US03027XBD12

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under our $2.35 billion senior unsecured revolving credit facility, as amended and restated in December 2019 (the “2019 Credit Facility”), and our $1.19 billion unsecured term loan entered into in April 2020 (the “April 2020 Term Loan”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,092.1 million (excludes $2,970,833.33 of accrued interest for the 2050 Notes) after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $533.5 million of the net proceeds to repay existing outstanding indebtedness under the 2019 Credit Facility and approximately $558.6 million of the net proceeds to repay existing outstanding indebtedness under the April 2020 Term Loan.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. SG Americas Securities, LLC

Senior Co-Managers:

BofA Securities, Inc.

Barclays Capital Inc.

BBVA Securities Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

ING Financial Markets LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Co-Managers:	Commerz Markets LLC Standard Chartered Bank(3)

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2) We expect that the delivery of the notes will be made against payment on September 28, 2020, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(3) Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 23, 2020 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, Scotia Capital (USA) Inc. at 1-800-372-3930 and SG Americas Securities, LLC at 1-855-881-2108.

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